Exhibit 12.1

RIVERBED TECHNOLOGY, INC.

Consolidated Ratio of Earnings to Fixed Charges

(Unaudited)

	Nine months ended September 30,		Year ended December 31,
(Dollars in thousands)	2012	2011	2011	2010	2009	2008	2007
Earnings (1)
Income before provision for income taxes	$81,041	$67,958	$92,046	$56,971	$11,385	$2,269	$20,033
Add: Fixed charges	2,812	1,134	1,495	1,007	1,157	1,861	1,640

Total earnings	$83,853	$69,092	$93,541	$57,978	$12,542	$4,130	$21,673

Fixed Charges (2)
Interest expense	$39	$13	$23	$6	$51	$20	$3
Estimate of interest in rent expense	2,773	1,121	1,472	1,001	1,106	1,841	1,637

Total fixed charges	$2,812	$1,134	$1,495	$1,007	$1,157	$1,861	$1,640

Ratio of earnings to fixed charges	29.8x	60.9x	62.6x	57.6x	10.8x	2.2x	13.2x

(1)	The term “earnings” means the amount resulting from the sum of (a) income before provision for income taxes plus (b) fixed charges.
(2)	The term “fixed charges” means the amount resulting from the sum of (a) interest expense plus (b) our estimate of the interest component of rent expense.